SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

For the month of October, 2005

of Chile, Bank
(Translation of Registrant's name into English)

Chile
(Jurisdiction of incorporation or organization)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

   Form 20-F  ___X___                                                                                               Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______                                                                                            No ___X____

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82- ____.)

BANCO DE CHILE
REPORT ON FORM 6-K

Attached are the following documents:

a)
An English translation of an essential information regarding Banco de Chile (“Bank”), submitted to the Chilean Superintendency of Banks, the Chilean Superintendency of Securities and Insurance and the Chilean Stock Exchanges on October 12, 2005.

b)	An English translation of a press release issued by the Bank on October 12, 2005

Both releases make reference to agreements entered by the Bank with the Office of the Comptroller of the Currency (OCC), and separately with the Financial Crimes Enforcement Network (FinCEN) requiring its New York and Miami branches (“the U.S. Branches”) a total payment of a three million dollars civil money penalty to resolve allegations related to Bank Secrecy Act.

The agreements will be submitted as soon as possible. The Bank is in the process of reformatting the documents from PDF into EDGAR form.

BANCO DE CHILE
ESSENTIAL INFORMATION

Banco de Chile informs to its customers and general public the following essential information regarding this institution:

"On October 12, 2005, Banco de Chile entered into agreements with the Office of the Comptroller of the Currency (OCC), and separately with the Financial Crimes Enforcement Network (FinCEN) requiring its New York and Miami branches ("the U.S. Branches") a total payment of a three million dollars civil money penalty to resolve allegations related to Bank Secrecy Act, in particular its U.S. anti - money laundering compliance program and suspicious activity reporting obligations."

"Likewise and with the same date, the Financial Crimes Enforcement Network issued an Assessment of Civil Money Penalty, and the Office of the Comptroller of the Currency issued a Consent Order for Civil Money Penalty"

This publication is made by virtue of Articles 9 and 10 of the Chilean Securities Law N° 18,045 and regulations issued thereunder.

The General Manager

Santiago, October 2005

PRESS RELEASE

BANCO DE CHILE ANNOUNCES AGREEMENTS WITH REGULATORS
AND AGREES TO PAY CIVIL MONEY PENALTY

SANTIAGO, OCTOBER 12 2005, - Banco de Chile (NYSE: BCH) today announced that its U.S. Branches have reached agreements requiring a total payment of a $3 million civil money penalty to resolve allegations related to its compliance with the U.S. Bank Secrecy Act. The agreements were entered into separately with the Office of the Comptroller of the Currency (OCC) and the Financial Crimes Enforcement Network of the United States Department of the Treasury (FinCEN). The violations alleged by the OCC and FinCEN concern the bank's U.S. anti-money laundering program.

Banco de Chile CEO Pablo Granifo said: "In keeping with our prior commitments, Banco de Chile accepts complete responsibility for any operational lapses. The actions announced today mark the end of a yearlong process during which Bank officials cooperated fully with regulators. We remain fully committed to honoring the consent orders entered into with the OCC and the Federal Reserve. Our U.S. Branches are implementing revised policies and procedures for anti money laundering compliance by improving internal controls, strengthening independent audit functions and increasing overall U.S. human resources capabilities. While the Bank has made highly significant strides in enhancing its safeguards, neither I nor other members of the senior management team will rest until the Bank has achieved a sustainable, best-in-class compliance framework and culture."

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 12, 2005

Banco de Chile

By:	/S/ Pablo Granifo L.
By: Pablo Granifo Lavin Chief Executive Officer